FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of August, 2004

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Managing Director
                                                Executive Vice President
                                                General Manager of the
                                                 Finance & Accounting Division

August 3, 2004


--------------------------------------------------------------------------------

RICOH

                                QUARTERLY REPORT

                         1st Quarter ended June 30, 2004
          (Results for the Period from April 1, 2004 to June 30, 2004)

PERFORMANCE OUTLINE (CONSOLIDATED)

                                                                                                      (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                             Three months ended   Three months ended              Year ending
                                                June 30, 2004        June 30, 2003     Change   March 31, 2005   Change
                                                   Results              Results                    Forecast
-----------------------------------------------------------------------------------------------------------------------
   Domestic sales                                   233.3                224.3           4.0%         935.0        2.3%
   Overseas sales                                   203.2                213.1          -4.6%         875.0        1.0%
Net sales                                           436.5                437.4          -0.2%       1,810.0        1.7%
Gross profit                                        189.1                192.7          -1.9%         785.0        2.5%
Operating income                                     39.3                 38.4           2.3%         175.0       16.7%
Income before income taxes                           41.3                 37.3          10.7%         165.0       15.3%
Net income                                           24.8                 22.3          11.4%          95.0        3.5%
-----------------------------------------------------------------------------------------------------------------------

Exchange rate (Yen/US$)                            109.65               118.52         -8.87         106.16      -6.93
Exchange rate (Yen/EURO)                           132.17               134.67         -2.50         130.54      -2.11
-----------------------------------------------------------------------------------------------------------------------

Net income per share (yen)                          33.69                30.04          3.65         128.58       4.95
-----------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities                 42.2                 39.8           2.3             --         --
Cash flows from investing activities                -10.8                 -7.9          -2.9             --         --
Cash flows from financing activities                -21.2                 -6.4         -14.8             --         --
Cash and cash equivalents at end of period          215.4                215.9          -0.5             --         --
-----------------------------------------------------------------------------------------------------------------------

Capital expenditures                                 18.6                 18.6          -0.0           74.5       -1.0
Depreciation for tangible fixed assets               15.9                 17.0          -1.0           69.0        1.3
R&D expenditures                                     24.3                 19.3           4.9          100.0        7.4
-----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                       June 30, 2004   March 31, 2004   Change
------------------------------------------------------------------------------

Total assets                               1,855.7         1,852.7         2.9
Shareholders' equity                         812.9           795.1        17.7
Interest-bearing debt                        423.7           432.7        -8.9
------------------------------------------------------------------------------

Equity ratio (%)                              43.8            42.9         0.9
------------------------------------------------------------------------------

Shareholder's equity per share (yen)      1,100.24        1,076.11       24.13
------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for March 31, 2005 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

PERFORMANCE
*Overview

Consolidated net sales for the first quarter of fiscal 2005 (the three months period from April 1 to June 30, 2004) decreased by 0.2% as compared to the previous corresponding period, to Yen 436.5 billion. During this quarter, the average yen exchange rates were at Yen 109.65 against the U.S. dollar (an appreciation of approximately 7.5% as compared to the previous corresponding period) and Yen 132.17 against the Euro (an appreciation of approximately 1.9% as compared to the previous corresponding period). Net sales would rise 1.3% excluding impacts of such foreign currency exchange fluctuations.

In Japan, sales of printing systems such as MFPs (multifunctional printers) and laser printers, especially color model, increased reflecting the market needs of the shift from standalone, analog products to networking and color model. In addition, solutions business such as support and service continued to be favorable. On the other hand, sales of optical disc and semiconductor business decreased owing to sluggish period of demand cycle. Overall domestic sales consequently increased by 4.0% as compared to the previous corresponding period.

As for overseas, sales of product categories such as color PPCs (plain paper copiers), MFPs and laser printers increased in each region. Although sales in the Americas decreased by 1.4% as compared to the previous corresponding period due to yen's appreciation against the U.S. dollar (6.4% increase excluding currency exchange impact), sales in Europe increased by 1.7% with steady growth of sales volume. And sales in other region such as China, Asian and Oceania countries decreased by 30.0%, owing to decline of optical disks demand and the sale of certain consolidated subsidiaries in optical related business. As a result, overall overseas sales decreased by 4.6%, though it would have decreased by 1.6% excluding impacts of the currency exchange fluctuations.

Gross profit decreased by 1.9% to Yen 189.1 billion due to yen's appreciation, in spite of increased sales for high-margin, high-value-added products and ongoing cost-cutting activities such as continuous production improvement and so on.

Although strategic spending on research and development increased Yen 4.9 billion as compared to the previous corresponding period, to Yen 24.3 billion, pension cost was, especially, reduced by the remodel of pension system in Japan in the previous fiscal year. As a result, selling, general and administrative expenses decreased by 2.9% to Yen 149.7 billion. Consequently, operating income increased by 2.3% as compared to the previous corresponding period, to Yen 39.3 billion.

Other (income) expense improved Yen 3.0 billion, especially due to the interest expense decrease resulted from reduced interest-bearing debt and foreign currency exchange gains on the contrary to the exchange loss in the previous corresponding period.

As a result, income before income taxes increased by 10.7% as compared to the previous corresponding period, to Yen 41.3 billion.

The expanded amount of tax exemption on the research and development expenses and spending on Information Technology caused tax expense reduced. As a result, net income increased by 11.4% as compared to the previous corresponding period, to Yen 24.8 billion.

*Conditions by Product Line

Office Equipment (Sales up 0.1% to Yen 383.9 billion)
-----------------------------------------------------

Customer demand has shift more and more from standalone analog products to digital, networking, color and high-speed models in Japan and overseas market place. Ricoh has enforced solution proposal to customers for the optimization of their total printing cost, in order to support their efficient management of TDV (Total Document Volume). As a result, sales volume of color PPCs and Printing Systems category such as MFPs and laser printers continued to grow, though sales of Imaging Solutions category decreased. Sales of Network System Solutions category such as support and service increased, however the sales volume of optical disc business decreased due to sluggish period of demand cycle and the in-between period of model change. In addition, yen's appreciation impacted. The total sales of Office Equipment increased by 0.1% as compared to the previous corresponding periods, to Yen 383.9 billion.

     Imaging Solutions (Sales down 14.6% to Yen 181.6 billion)
     ---------------------------------------------------------

     Digital Imaging Systems

     - Shift from standalone products to MFPs all over the world caused the sales decline.
     - The sales of color PPCs increased, with new offering to meet growing customer demand.
     - As a result, sales in this category decreased by 12.3% as compared to the previous corresponding period.

     Other Imaging Systems

     - Sales were down by 21.4% due to the shift from analog products to MFPs and/or color products.

     Network Input/Output Systems (Sales up 23.4% to Yen 157.3 billion)
     ------------------------------------------------------------------

     Printing Systems

     - Constant offering new products to cope with the demand shift to networked and color models in Japan and overseas brought about continuous sales increase.

        MFPs:       Imagio Neo 352 and Imagio Neo 602 in Japan
                    Aficio 2035e/2045e series and Aficio 2105/2090 series overseas
        Color MFPs: Imagio Neo C245 and Imagio Neo C325 in Japan
                    Aficio 2232C/2238C series overseas

     - Sales of laser printers continued to increase.
     - The sales volume of office use color printer with Ricoh's original 'GEL JET' technology and strategic low price, launched in February 2004, steadily increased.
     - As a result, sales of this category increased by 30.9%.

     Other Input/Output Systems
     Sales decreased by 52.9% mainly due to model change influence in the optical discs business in Japan and overseas.

     Network System Solutions (Sales up 3.6% to Yen 44.9 billion)
     ------------------------------------------------------------

     - Solution business such as support and service continued to increase, due primarily to customer acceptance of our solution proposal for the optimization of their total printing cost.

Consequently, overall sales of Office Equipment segment increased by 0.1% as compared to the previous corresponding period. Operating income increased by 3.9% to Yen 50.1 billion. It can be resulted from the sales increase of Printing Systems category, the continuous offering of new products and ongoing cost-cutting activities by production improvement and so on.

Other Businesses (Sales down 2.1% to Yen 52.5 billion)
------------------------------------------------------

Sales in this segment decreased by 2.1% as compared to the previous corresponding period, to Yen 52.5 billion, due primarily to the sale of certain consolidated subsidiaries in optical related business, and sluggish demand cycle for semiconductor. As a result, overall operating income for Other Businesses segment decreased to Yen 1.0 billion.

*Cash Flows (Three months from April 1, 2004 to June 30, 2004)

Net cash provided by operating activities increased Yen 2.3 billion as compared to the previous corresponding period, to Yen 42.2 billion. It was due to the fact that net income increased as compared to the previous corresponding period and the decrease of trade receivable due to sales growth in the fourth quarter of fiscal 2004.

Net cash used in investing activities increased Yen 2.9 billion as compared to the previous corresponding period, to Yen 10.8 billion, due primarily to capital expenditures spending for new production lines and production development.

As a result, free cash flow generated by operating and investing activities totaled Yen 31.3 billion, no significant change as compared to the previous corresponding period.

Net cash used in financing activities amounted to Yen 21.2 billion due primarily to decrease of interest-bearing debt and payment of dividends.

As a result, cash and cash equivalents at the end of this first quarter were Yen 12.4 billion higher than the end of the preceding fiscal year, standing at Yen 215.4 billion.

*Forecast for the entire fiscal year

As for the forecast of business results for the fiscal year ended March 31, 2005, we maintain our exchange rates assumption of Yen 105.00 against the U.S. dollar and of Yen 130.00 against the Euro in and after the second quarter as announced in April 2004.

And we maintain our forecast of sales as announced in April 2004. We intend to implement business strategies such as continuous and effective offering of new products and so on in order to continue to grow in spite of fluctuations of market demand and exchange rate.

As for income, we maintain our forecast of operation income, income before income tax and net income as announced in April 2004, although the results of first quarter was more than our forecast at the beginning of this fiscal year and we intend to improve profitability still more.

Our performance forecasts for fiscal 2005 are as follows:

Exchange Rate Assumptions for the full year ending March 31, 2005
US$ 1  = Yen 106.16 (Yen 113.09 in previous fiscal year)
EURO 1 = Yen 130.54 (Yen 132.65 in previous fiscal year)

                                                               (Billions of yen)
--------------------------------------------------------------------------------
                                      Year ending      Year ended
                                    March 31, 2005   March 31, 2004
                                       Forecast          Results      Change
--------------------------------------------------------------------------------
   Domestic sales                         935.0            914.0       2.3%
   Overseas sales                         875.0            866.1       1.0%
Net sales                               1,810.0          1,780.2       1.7% (*1)
Gross profit                              785.0            765.6       2.5%
Operating income                          175.0            150.0      16.7%
Income before income taxes                165.0            143.0      15.3%
Net income                                 95.0             91.7       3.5% (*2)
--------------------------------------------------------------------------------

Notes:
*1...Net sales would be eleventh consecutive year of growth.
*2...Net income would be thirteenth consecutive year of growth and eleventh consecutive year of record high.

* Ricoh bases the forecast estimates for March 31, 2005 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES

FINANCIAL HIGHLIGHTS FOR THE 1ST QUARTER ENDED JUNE 30, 2004 (U.S. GAAP FINANCIAL INFORMATION)

1. ITEMS RELATING TO 1ST QUARTER FINANCIAL STATEMENTS
(1)  No change in accounting method has been made.
(2) Change relating to the scale of consolidation and the application of the equity method:
     Consolidated subsidiaries: No addition; 20 removals
     Companies accounted for by the equity method: 1 addition; 1 removal

2. RESULTS FOR THE PERIOD FROM APRIL 1, 2004 TO JUNE 30, 2004

(1) Operating Results                                                                         (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                       Three months ended   Three months ended     Year ended
                                                          June 30, 2004        June 30, 2003     March 31, 2004
---------------------------------------------------------------------------------------------------------------
Net sales                                                    436,550              437,453           1,780,245
   (% change from the previous corresponding period)            -0.2                  2.1                 2.4
Operating income                                              39,387               38,484             150,006
   (% change from the previous corresponding period)             2.3                  7.1                12.2
Income before income taxes                                    41,319               37,317             143,063
   (% change from the previous corresponding period)            10.7                 15.6                15.9
Net income                                                    24,894               22,355              91,766
   (% change from the previous corresponding period)            11.4                 14.5                26.6
Net income per share-basic (yen)                               33.69                30.04              123.63
Net income per share-diluted (yen)                                --                   --                  --
---------------------------------------------------------------------------------------------------------------

(2) Financial Position                                                              (Millions of yen)
-----------------------------------------------------------------------------------------------------
                                                       June 30, 2004   June 30, 2003   March 31, 2004
-----------------------------------------------------------------------------------------------------
Total assets                                             1,855,745       1,924,631        1,852,793
Shareholders' equity                                       812,915         685,730          795,131
Equity ratio (%)                                              43.8            35.6             42.9
Equity per share (yen)                                    1,100.24          920.97         1,076.11
-----------------------------------------------------------------------------------------------------

Cash Flow                                                                                     (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                       Three months ended   Three months ended     Year ended
                                                          June 30, 2004        June 30, 2003     March 31, 2004
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                          42,268               39,877             154,911
Cash flows from investing activities                         -10,899               -7,973             -63,383
Cash flows from financing activities                         -21,294               -6,404             -74,835
Cash and cash equivalents at end of period                   215,467              215,982             203,039
---------------------------------------------------------------------------------------------------------------

3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2004 TO MARCH 31, 2005

Though we maintain our forecast of each period as announced in April 2004, we revised the forecast of net income per share (Consolidated) for the reason that average number of share outstanding has changed with purchase of treasury stocks.

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                              Half year ending     Year ending
                                             September 30, 2004   March 31, 2005
--------------------------------------------------------------------------------
Net sales                                          895,000           1,810,000
Operating income                                    78,000             175,000
Income before income taxes                          74,500             165,000
Net income                                          43,800              95,000
--------------------------------------------------------------------------------

Note: Net income per share (Consolidated) 128.58 yen

In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 2005. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

CONSOLIDATED PERFORMANCE

1. CONSOLIDATED STATEMENTS OF INCOME                                           (Millions of yen)
------------------------------------------------------------------------------------------------
                                       Three months ended   Three months ended
                                          June 30, 2004        June 30, 2003      Change     %
------------------------------------------------------------------------------------------------
Net sales                                    436,550              437,453           -903    -0.2
Cost of sales                                247,379              244,701          2,678     1.1
      Percentage of net sales (%)               56.7                 55.9
Gross Profit                                 189,171              192,752         -3,581    -1.9
      Percentage of net sales (%)               43.3                 44.1
Selling, general and administrative
   expenses                                  149,784              154,268         -4,484    -2.9
      Percentage of net sales (%)               34.3                 35.3
Operating income                              39,387               38,484            903     2.3
      Percentage of net sales (%)                9.0                  8.8
Other (income) expense
   Interest and dividend income                  603                  696            -93   -13.4
      Percentage of net sales (%)                0.1                  0.1
   Interest expense                            1,230                1,524           -294   -19.3
      Percentage of net sales (%)                0.3                  0.3
   Other, net                                 -2,559                  339         -2,898      --
      Percentage of net sales (%)               -0.7                  0.1
Income before income taxes, equity
   income and minority interests              41,319               37,317          4,002    10.7
      Percentage of net sales (%)                9.5                  8.5
Provision for income taxes                    15,919               14,062          1,857    13.2
      Percentage of net sales (%)                3.6                  3.2
Minority interests in earnings of
   subsidiaries                                1,118                1,352           -234   -17.3
      Percentage of net sales (%)                0.3                  0.3
Equity in earnings of affiliates                 612                  452            160    35.4
      Percentage of net sales (%)                0.1                  0.1
Net income                                    24,894               22,355          2,539    11.4
      Percentage of net sales (%)                5.7                  5.1
------------------------------------------------------------------------------------------------

2-1. CONSOLIDATED SALES BY PRODUCT CATEGORY                                    (Millions of yen)
------------------------------------------------------------------------------------------------
                                       Three months ended   Three months ended
                                          June 30, 2004        June 30, 2003      Change     %
------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
   Digital Imaging Systems                   139,383              158,997        -19,614   -12.3
      Percentage of net sales (%)               31.9                 36.3
   Other Imaging Systems                      42,246               53,771        -11,525   -21.4
      Percentage of net sales (%)                9.7                 12.3
Total Imaging Solutions                      181,629              212,768        -31,139   -14.6
      Percentage of net sales (%)               41.6                 48.6
------------------------------------------------------------------------------------------------
Network Input/Output Systems:
   Printing Systems                          151,970              116,106         35,864    30.9
      Percentage of net sales (%)               34.8                 26.5
   Other Input/Output Systems                  5,385               11,421         -6,036   -52.9
      Percentage of net sales (%)                1.2                  2.7
Total Network Input/Output Systems           157,355              127,527         29,828    23.4
      Percentage of net sales (%)               36.0                 29.2
------------------------------------------------------------------------------------------------
Network System Solutions                      44,989               43,437          1,552     3.6
      Percentage of net sales (%)               10.4                  9.9
------------------------------------------------------------------------------------------------
Office Equipment Total                       383,973              383,732            241     0.1
      Percentage of net sales (%)               88.0                 87.7
------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                              52,577               53,721         -1,144    -2.1
      Percentage of net sales (%)               12.0                 12.3
------------------------------------------------------------------------------------------------
Grand Total                                  436,550              437,453           -903    -0.2
      Percentage of net sales (%)              100.0                100.0
------------------------------------------------------------------------------------------------

2-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA                                     (Millions of yen)
------------------------------------------------------------------------------------------------
                                       Three months ended   Three months ended
                                          June 30, 2004        June 30, 2003      Change     %
------------------------------------------------------------------------------------------------
(Domestic)                                   233,312              224,335          8,977     4.0
   Percentage of net sales (%)                  53.4                 51.3
(Overseas)                                   203,238              213,118         -9,880    -4.6
   Percentage of net sales (%)                  46.6                 48.7
      The Americas                            78,401               79,491         -1,090    -1.4
         Percentage of net sales (%)            18.0                 18.2
      Europe                                 100,323               98,619          1,704     1.7
         Percentage of net sales (%)            23.0                 22.5
      Other                                   24,514               35,008        -10,494   -30.0
         Percentage of net sales (%)             5.6                  8.0
Grand Total                                  436,550              437,453           -903    -0.2
   Percentage of net sales (%)                 100.0                100.0
------------------------------------------------------------------------------------------------
      Reference : Exchange rate
               US$ 1                      Yen 109.65           Yen 118.52
               EURO 1                     Yen 132.17           Yen 134.67

3. SEGMENT INFORMATION

(1) Industry Segment Information                                              (Millions of yen)
-----------------------------------------------------------------------------------------------
                                       Three months ended   Three months ended
                                          June 30, 2004        June 30, 2003     Change     %
-----------------------------------------------------------------------------------------------
OFFICE EQUIPMENT:
   Net sales:
      Unaffiliated customers                 383,973              383,732           241     0.1
      Intersegment                                --                   --            --      --
      Total                                  383,973              383,732           241     0.1
-----------------------------------------------------------------------------------------------
   Operating expenses                        333,863              335,487        -1,624    -0.5
-----------------------------------------------------------------------------------------------
   Operating income                           50,110               48,245         1,865     3.9
      Operating income on office
         equipment sales(%)                     13.1                 12.6
-----------------------------------------------------------------------------------------------
OTHER BUSINESSES:
   Net sales:
      Unaffiliated customers                  52,577               53,721        -1,144    -2.1
      Intersegment                               668                  627            41     6.5
      Total                                   53,245               54,348        -1,103    -2.0
-----------------------------------------------------------------------------------------------
   Operating expenses                         52,158               51,936           222     0.4
-----------------------------------------------------------------------------------------------
   Operating income                            1,087                2,412        -1,325   -54.9
      Operating income on sales in
         other businesses (%)                    2.0                  4.4
-----------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                              -668                 -627           -41      --
      Total                                     -668                 -627           -41      --
-----------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                              -678                 -647           -31      --
      Corporate                               11,820               12,193          -373      --
      Total                                   11,142               11,546          -404      --
-----------------------------------------------------------------------------------------------
   Operating income                          -11,810              -12,173           363      --
-----------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                 436,550              437,453          -903    -0.2
      Intersegment                                --                   --            --      --
      Total                                  436,550              437,453          -903    -0.2
-----------------------------------------------------------------------------------------------
   Operating expenses                        397,163              398,969        -1,806    -0.5
-----------------------------------------------------------------------------------------------
   Operating income                           39,387               38,484           903     2.3
      Operating income on
         consolidated net sales(%)               9.0                  8.8
-----------------------------------------------------------------------------------------------

(2) Geographic Segment Information                                            (Millions of yen)
-----------------------------------------------------------------------------------------------
                                       Three months ended   Three months ended
                                          June 30, 2004        June 30, 2003     Change     %
-----------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                     239,663              238,338         1,325     0.6
      Intersegment                            96,410               97,074          -664    -0.7
      Total                                  336,073              335,412           661     0.2
-----------------------------------------------------------------------------------------------
   Operating expenses                        304,421              301,568         2,853     0.9
-----------------------------------------------------------------------------------------------
   Operating income                           31,652               33,844        -2,192    -6.5
      Operating income on sales
         in Japan(%)                             9.4                 10.1
-----------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                      76,632               77,534          -902    -1.2
      Intersegment                             1,295                1,582          -287   -18.1
      Total                                   77,927               79,116        -1,189    -1.5
-----------------------------------------------------------------------------------------------
   Operating expenses                         76,053               76,823          -770    -1.0
-----------------------------------------------------------------------------------------------
   Operating income                            1,874                2,293          -419   -18.3
      Operating income on sales in
         the Americas(%)                         2.4                  2.9
-----------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                     100,626               98,763         1,863     1.9
      Intersegment                               941                1,056          -115   -10.9
      Total                                  101,567               99,819         1,748     1.8
-----------------------------------------------------------------------------------------------
   Operating expenses                         95,414               94,329         1,085     1.2
-----------------------------------------------------------------------------------------------
   Operating income                            6,153                5,490           663    12.1
      Operating income on sales
         in Europe(%)                            6.1                  5.5
-----------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                      19,629               22,818        -3,189   -14.0
      Intersegment                            21,010               25,115        -4,105   -16.3
      Total                                   40,639               47,933        -7,294   -15.2
-----------------------------------------------------------------------------------------------
   Operating expenses                         38,239               45,580        -7,341   -16.1
-----------------------------------------------------------------------------------------------
   Operating income                            2,400                2,353            47     2.0
      Operating income on sales
         in other(%)                             5.9                  4.9
-----------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                          -119,656             -124,827         5,171      --
      Total                                 -119,656             -124,827         5,171      --
-----------------------------------------------------------------------------------------------
   Operating expenses:                      -116,964             -119,331         2,367      --
-----------------------------------------------------------------------------------------------
   Operating income                           -2,692               -5,496         2,804      --
-----------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                     436,550              437,453          -903    -0.2
      Intersegment                                --                   --            --      --
      Total                                  436,550              437,453          -903    -0.2
-----------------------------------------------------------------------------------------------
   Operating expenses                        397,163              398,969        -1,806    -0.5
-----------------------------------------------------------------------------------------------
   Operating income                           39,387               38,484           903     2.3
      Operating income on
         consolidated net sales(%)               9.0                  8.8
-----------------------------------------------------------------------------------------------

4. CONSOLIDATED BALANCE SHEETS

Assets                                                                    (Millions of yen)
-------------------------------------------------------------------------------------------
                                                   June 30, 2004   March 31, 2004   Change
-------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                              217,598          204,001      13,597
   Trade receivables                                   395,163          422,244     -27,081
   Marketable securities                                45,122           45,124          -2
   Inventories                                         150,577          145,369       5,208
   Other current assets                                 54,656           55,079        -423
Total Current Assets                                   863,116          871,817      -8,701
Fixed Assets
   Tangible fixed assets                               237,454          238,712      -1,258
   Finance receivable                                  527,982          514,047      13,935
   Other Investments                                   227,193          228,217      -1,024
Total Fixed Assets                                     992,629          980,976      11,653
-------------------------------------------------------------------------------------------
Total Assets                                         1,855,745        1,852,793       2,952
-------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
   Cash and cash equivalents                           215,467          203,039
   Time deposits                                         2,131              962

Liabilities and Shareholders' Investment                                  (Millions of yen)
-------------------------------------------------------------------------------------------
                                                   June 30, 2004   March 31, 2004   Change
-------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                      283,044          297,672     -14,628
   Short-term borrowings                               183,217          151,162      32,055
   Other current liabilities                           163,113          158,594       4,519
Total Current Liabilities                              629,374          607,428      21,946
Fixed Liabilities
   Long-term indebtedness                              240,564          281,570     -41,006
   Retirement benefit obligation                        85,690           83,492       2,198
   Other fixed liabilities                              37,429           36,295       1,134
Total Fixed Liabilities                                363,683          401,357     -37,674
-------------------------------------------------------------------------------------------
Total Liabilities                                      993,057        1,008,785     -15,728
-------------------------------------------------------------------------------------------
Minority Interest                                       49,773           48,877         896
-------------------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                                        135,364          135,364          --
   Additional paid-in capital                          186,599          186,599           0
   Retained earnings                                   533,654          515,372      18,282
   Accumulated other comprehensive income (loss)       -30,673          -30,272        -401
   Treasury stock                                      -12,029          -11,932         -97
Total Shareholders' Investment                         812,915          795,131      17,784
-------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment       1,855,745        1,852,793       2,952
-------------------------------------------------------------------------------------------
Note: Other comprehensive income;
   Net unrealized holding gains on
      available-for-sale securities                      4,210            4,026         184
   Pension liability adjustments                       -17,595          -14,863      -2,732
   Net unrealized gains (losses)
      on derivative instruments                            -17              -24           7
   Cumulative translation adjustments                  -17,271          -19,411       2,140

            Reference: Exchange rate               June 30, 2004   March 31, 2004
                     US$ 1                           Yen 108.43      Yen 105.69
                     EURO 1                          Yen 131.06      Yen 128.88

5. CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                                 (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                                           Three months ended   Three months ended
                                                                              June 30, 2004        June 30, 2003
------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   1. Net income                                                                  24,894               22,355
   2. Adjustments to reconcile net income to net cash
      provided by operating activities--
      Depreciation and amortization                                               18,790               19,673
      Equity in earnings of affiliates, net of dividends received                   -158                    2
      Deferred income taxes                                                        2,771               -3,382
      Loss on disposal and sales of tangible fixed assets                             17                   22
      Changes in assets and liabilities--
         Decrease in trade receivables                                            23,735                8,801
         Increase in inventories                                                  -7,841              -14,126
         Increase in finance receivables                                         -13,546               -8,102
         (Decrease) Increase in trade payables                                   -11,390                6,019
         Increase in accrued income taxes and
         accrued expenses and other                                                3,074                3,792
         Retirement benefit obligation, net                                         -429                6,835
         Other, net                                                                2,351               -2,012
------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                      42,268               39,877
------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
   1. Proceeds from sales of plant and equipment                                     535                    7
   2. Expenditures for tangible fixed assets                                     -18,647              -18,657
   3. Payments for purchases of available-for-sale securities                       -137              -25,043
   4. Proceeds from sales of available-for-sale securities                             5               30,063
   5. (Increase) Decrease in time deposits                                        -1,182                7,176
   6. Other, net                                                                   8,527               -1,519
------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                         -10,899               -7,973
------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
   1. Proceeds from long-term indebtedness                                        14,734                  759
   2. Repayment of long-term indebtedness                                        -18,929               -8,596
   3. (Decrease) Increase in short-term borrowings, net                             -342               11,907
   4. Proceeds from issuance of long-term debt securities                          1,000                   --
   5. Repayment of long-term debt securities                                     -10,000               -5,000
   6. Cash dividends paid                                                         -7,405               -5,195
   7. Purchase of treasury stocks                                                    -98                  -85
   8. Other, net                                                                    -254                 -194
------------------------------------------------------------------------------------------------------------------
   Net cash used in financing activities                                         -21,294               -6,404
------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                    -122                1,239
------------------------------------------------------------------------------------------------------------------
V. Net Increase in Cash and Cash Equivalents                                       9,953               26,739
------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                               203,039              189,243
VII. Adjustment for Change of Fiscal Period on Consolidated Subsidiaries           2,475                   --
------------------------------------------------------------------------------------------------------------------
VIII. Cash and Cash Equivalents at End of Period                                 215,467              215,982
------------------------------------------------------------------------------------------------------------------

6. SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

1. CHANGE RELATING TO THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM APRIL 1, 2004 TO JUNE 30, 2004.

Consolidated subsidiaries:

   No addition
   20 removals including HANIMEX AUSTRALASIA PTY LTD.

Companies accounted for by the equity method:

   Addition: TRIANGLE SPIRIT CORPORATION.
   Removal: FOTO ISLAND (NSW) PTY. LTD.

2. CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)

(1) Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation. Certain overseas subsidiaries of the company changed the fiscal year end from December 31 to March 31, at the beginning of fiscal 2005. As a result, retained earnings increased by Yen 777 million and other comprehensive income (loss) decreased by Yen 1,665 million.

(2) Securities

In conformity with SFAS No.115, securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).
The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

(3) Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(4) Plant and Equipment

Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases."

(5) Goodwill and Other Intangible Assets

In conformity with SFAS No.142, Goodwill and intangible asset determined to have an indefinite useful life are not amortized. SFAS No. 142 requires annual impairment testing thereof.

(6) Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

-APPENDIX-

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                             (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                          Three months ended   Three months ended                     Change excluding
                                             June 30, 2004        June 30, 2003      Change     %      exchange impact     %
------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
   Digital Imaging Systems                      139,383              158,997        -19,614   -12.3        -16,323       -10.3
      Percentage of net sales (%)                  31.9                 36.3
         Domestic                                59,106               65,894         -6,788   -10.3         -6,788       -10.3
         Overseas                                80,277               93,103        -12,826   -13.8         -9,535       -10.2
   Other Imaging Systems                         42,246               53,771        -11,525   -21.4        -10,775       -20.0
      Percentage of net sales (%)                   9.7                 12.3
         Domestic                                15,995               19,282         -3,287   -17.0         -3,287       -17.0
         Overseas                                26,251               34,489         -8,238   -23.9         -7,488       -21.7
Total Imaging Solutions                         181,629              212,768        -31,139   -14.6        -27,098       -12.7
      Percentage of net sales (%)                  41.6                 48.6
   Domestic                                      75,101               85,176        -10,075   -11.8        -10,075       -11.8
   Overseas                                     106,528              127,592        -21,064   -16.5        -17,023       -13.3
------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
   Printing Systems                             151,970              116,106         35,864    30.9         38,072        32.8
      Percentage of net sales (%)                  34.8                 26.5
         Domestic                                66,715               52,458         14,257    27.2         14,257        27.2
         Overseas                                85,255               63,648         21,607    33.9         23,815        37.4
   Other Input/Output Systems                     5,385               11,421         -6,036   -52.9         -5,996       -52.5
      Percentage of net sales (%)                   1.2                  2.7
         Domestic                                   939                1,642           -703   -42.8           -703       -42.8
         Overseas                                 4,446                9,779         -5,333   -54.5         -5,293       -54.1
Total Network Input/Output Systems              157,355              127,527         29,828    23.4         32,076        25.2
      Percentage of net sales (%)                  36.0                 29.2
   Domestic                                      67,654               54,100         13,554    25.1         13,554        25.1
   Overseas                                      89,701               73,427         16,274    22.2         18,522        25.2
------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                         44,989               43,437          1,552     3.6          1,581         3.6
      Percentage of net sales (%)                  10.4                  9.9
   Domestic                                      43,577               42,667            910     2.1            910         2.1
   Overseas                                       1,412                  770            642    83.4            671        87.1
------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                          383,973              383,732            241     0.1          6,559         1.7
      Percentage of net sales (%)                  88.0                 87.7
   Domestic                                     186,332              181,943          4,389     2.4          4,389         2.4
   Overseas                                     197,641              201,789         -4,148    -2.1          2,170         1.1
      The Americas                               78,225               78,908           -683    -0.9          5,503         7.0
      Europe                                     99,511               97,613          1,898     1.9          1,417         1.5
      Other                                      19,905               25,268         -5,363   -21.2         -4,750       -18.8
------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                                 52,577               53,721         -1,144    -2.1           -951        -1.8
      Percentage of net sales (%)                  12.0                 12.3
   Domestic                                      46,980               42,392          4,588    10.8          4,588        10.8
   Overseas                                       5,597               11,329         -5,732   -50.6         -5,539       -48.9
      The Americas                                  176                  583           -407   -69.8           -393       -67.4
      Europe                                        812                1,006           -194   -19.3           -181       -18.0
      Other                                       4,609                9,740         -5,131   -52.7         -4,965       -51.0
------------------------------------------------------------------------------------------------------------------------------
Grand Total                                     436,550              437,453           -903    -0.2          5,608         1.3
      Percentage of net sales (%)                 100.0                100.0
   Domestic                                     233,312              224,335          8,977     4.0          8,977         4.0
      Percentage of net sales (%)                  53.4                 51.3
   Overseas                                     203,238              213,118         -9,880    -4.6         -3,369        -1.6
      Percentage of net sales (%)                  46.6                 48.7
         The Americas                            78,401               79,491         -1,090    -1.4          5,110         6.4
            Percentage of net sales (%)            18.0                 18.2
         Europe                                 100,323               98,619          1,704     1.7          1,236         1.3
            Percentage of net sales (%)            23.0                 22.5
         Other                                   24,514               35,008        -10,494   -30.0         -9,715       -27.8
            Percentage of net sales (%)             5.6                  8.0
------------------------------------------------------------------------------------------------------------------------------

Each category includes the following product line:

Digital Imaging Systems      Digital PPCs, color PPCs, digital duplicators and facsimile machines
Other Imaging Systems        Analog PPCs, diazo copiers, and thermal paper
Printing Systems             MFPs(multifunctional printers), laser printers and software
Other Input/Output Systems   Optical discs and system scanners
Network System Solutions     Personal computers, PC servers, network systems and network related software
Other Businesses             Optical equipments, measuring equipments and semiconductors

  Reference:    Three months ended   Three months ended
Exchange rate      June 30, 2004        June 30, 2003       Change
    US$ 1           Yen 109.65           Yen 118.52       Yen -8.87
    EURO 1          Yen 132.17           Yen 134.67       Yen -2.50

                                       A1

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                                 (Billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                              Three months ended        Three months ending        Half year ending           Year ending
                                  June 30, 2004  Change    Sept. 30, 2004   Change  Sept. 30, 2004  Change  March 31, 2005  Change
                                     Results        %          Forecast        %        Forecast       %        Forecast       %
----------------------------------------------------------------------------------------------------------------------------------
Net sales                              436.5      -0.2           458.4        1.7        895.0        0.8       1,810.0       1.7
Gross profit                           189.1      -1.9           197.6        1.2        386.8       -0.3         785.0       2.5
Operating income                        39.3       2.3            38.6       -0.4         78.0        1.0         175.0      16.7
Income before income taxes              41.3      10.7            33.1       -2.7         74.5        4.3         165.0      15.3
Net income                              24.8      11.4            18.9       -5.0         43.8        3.6          95.0       3.5
----------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)             33.69        --           25.59         --        59.28         --        128.58        --
----------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                     18.6        --            18.3         --         37.0         --          74.5        --
Depreciation for tangible fixed
assets                                  15.9        --            18.0         --         34.0         --          69.0        --
R&D expenditure                         24.3        --            25.6         --         50.0         --         100.0        --
----------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)               109.65        --          105.00         --       107.33         --        106.16        --
Exchange rate (Yen/EURO)              132.17        --          130.00         --       131.09         --        130.54        --
----------------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                                 (Billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                          Half year ending September 30, 2004                 Year ending March 31, 2005
                                     ---------------------------------------------     -------------------------------------------
                                                 Change                     Change                 Change                   Change
                                     Forecast       %        Forecast(*)       %       Forecast       %       Forecast(*)      %
----------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
   Digital Imaging Systems             275.3     -10.9           282.7       -8.6        537.0      -11.4         547.0      -9.8
      Domestic                         114.2      -8.5           114.2       -8.5        225.0      -11.4         225.0     -11.4
      Overseas                         161.1     -12.6           168.5       -8.6        312.0      -11.5         322.0      -8.6
   Other Imaging Systems                83.7     -20.9            86.2      -18.6        157.3      -20.2         160.5     -18.7
      Domestic                          30.2     -17.3            30.2      -17.3         59.5      -15.9          59.5     -15.9
      Overseas                          53.5     -22.9            56.0      -19.4         97.8      -22.7         101.0     -20.2
Total Imaging Solutions                359.1     -13.5           368.9      -11.1        694.4      -13.6         707.5     -12.0
   Domestic                            144.4     -10.5           144.4      -10.5        284.5      -12.4         284.5     -12.4
   Overseas                            214.7     -15.4           224.5      -11.6        409.9      -14.4         423.0     -11.7
----------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
   Printing Systems                    307.6      31.8           315.6       35.2        654.7       28.6         666.8      30.9
      Domestic                         130.1      29.6           130.1       29.6        277.3       27.1         277.3      27.1
      Overseas                         177.5      33.4           185.5       39.4        377.4       29.7         389.5      33.8
   Other Input/Output Systems           18.4     -37.9            19.1      -35.7         45.1       -7.8          46.7      -4.7
      Domestic                           1.5     -45.3             1.5      -45.3          2.7      -45.8           2.7     -45.8
      Overseas                          16.9     -37.1            17.6      -34.8         42.4       -3.5          44.0      -0.0
Total Network Input/Output Systems     326.0      23.9           334.7       27.2        699.9       25.4         713.5      27.8
   Domestic                            131.6      27.7           131.6       27.7        280.0       25.5         280.0      25.5
   Overseas                            194.4      21.5           203.1       26.9        419.9       25.3         433.5      29.4
----------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                98.9       1.8            99.1        1.9        198.1        1.2         198.4       1.3
   Domestic                             95.5       0.3            95.5        0.3        190.5       -0.4         190.5      -0.4
   Overseas                              3.4      74.6             3.6       82.6          7.6       69.4           7.9      74.8
----------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                 784.1       1.1           802.7        3.5      1,592.4        2.2       1,619.4       4.0
   Domestic                            371.5       3.3           371.5        3.3        755.0        2.2         755.0       2.2
   Overseas                            412.6      -0.8           431.2        3.7        837.4        2.3         864.4       5.6
      The Americas                     164.7      -1.2           181.3        8.7        324.5       -0.2         345.9       6.4
      Europe                           199.7       2.6           200.9        3.2        412.0        3.5         416.3       4.6
      Other                             48.1     -11.4            49.0       -9.9        100.8        5.7         102.2       7.2
----------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                       110.9      -1.5           111.2       -1.2        217.4       -2.3         217.9      -2.1
   Domestic                             94.5       6.2            94.5        6.2        180.0        2.8         180.0       2.8
   Overseas                             16.4     -30.3            16.7      -29.1         37.4      -21.3          37.9     -20.4
      The Americas                       0.4     -47.6             0.5      -42.1          1.2       -3.5           1.3       2.0
      Europe                             2.8      26.7             2.9       28.8          5.9       38.0           6.0      40.1
      Other                             13.1     -35.8            13.3      -35.0         30.3      -27.8          30.6     -27.2
----------------------------------------------------------------------------------------------------------------------------------
Grand Total                            895.0       0.8           913.9        2.9      1,810.0        1.7       1,837.3       3.2
   Domestic                            466.0       3.9           466.0        3.9        935.0        2.3         935.0       2.3
   Overseas                            429.0      -2.4           447.9        1.9        875.0        1.0         902.3       4.2
      The Americas                     165.1      -1.5           181.8        8.4        325.8       -0.2         347.2       6.4
      Europe                           202.5       2.9           203.8        3.5        417.9        3.9         422.3       4.9
      Other                             61.3     -18.1            62.3      -16.8        131.1       -4.6         132.8      -3.3
----------------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                       A2